UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             FORM 12b-25

SEC FILE NUMBER
000-27373
CUSIP NUMBER
450083100

NOTIFICATION OF LATE FILING
(Check One): [x] Form 10-KSB [ ] Form 20-F [ ] Form 11-K  [ ] Form 10-Q
 [ ]Form N-SAR
For Period Ended: December 31, 2000
[ ] Transition Report on Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Full Name of Registrant: ISA INTERNATIONALE, INC.
Former Name if Applicable
Address of Principal Executive Office (Street and Number): 1306 Rice Street City, State and Zip Code: St. Paul, MN 55117

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth.
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company is undergoing complete financial and ownership reorganization. The Company is further in the process of engaging a new certifying accounting firm. The new accounting firm the Company wishes to employ has informed us they cannot commence certifying audit activity until after March 31, 2001. They prefer to discuss the engagement with our prior accounting firm of KPMG LLP. Refer to our most recent 8-K report filed by the Company on March 29, 2001 regarding a change in Registrant's Certifying Accountants. The Company believes our annual audit will be completed and certified by the new accounting firm to meet the new extended deadline for filing Form 10KSB.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of contact person in regard to this notification:
      Bernard L. Brodkorb, Jr.       612         414-6665
             (Name)              (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [x] Yes [ ]No
10KSB   December 31, 2000

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x] Yes [ ] No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has ceased all operations subject to the successful completion of the reorganization of the Company. As a result, all retail operations have been discontinued. Its Board of Directors and one officer are administering the Company. Currently, the Company or its subsidiary ShoptropolisTV.Com, Inc employs no persons.



ISA INTERNATIONALE, INC.
(Name of Registrant)
Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date________________________ By____________________________

/s/Bernard L. Brodkorb, Jr.
Chief Financial Officer
ISA Internationale, Inc.
1306 Rice Street
St. Paul, MN 55117